FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA awarded Ps. 1,139 million contract to build the General Canal Tunnel

Mexico City, February 13, 2014—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today that it signed a Ps. 1,139 million contract with the National Water Commission (Conagua) to construct the General Canal Tunnel in the Chalco Valley. The contract was awarded through a domestic bidding process, and will be executed over 38 months.

The project is an integral part of Conagua’s long-term plan to end seasonal flooding in the Mexico City metropolitan area. The 7.9 km, 5 meter diameter tunnel will run parallel to the General Canal, from the Parada del Toro pumping station to the La Caldera pumping station. The project will use an EPB boring machine for the excavation and includes fabrication and installation of the pre-cast concrete segmental lining, installation of the finish lining and covering; and construction of four 12 meter diameter drop shafts, with an average depth of 25 meters each.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visitwww.ica.com.mx/ir

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx Rebeca Avalos rebeca.avalos@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

Date: February 13, 2014

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer